Exhibit 99.1

Gazit-Globe Ltd. 1 HaShalom Rd. Tel Aviv, Israel 67892 +972 3 694 8000	For additional information: Gil Kotler, Senior Executive VP and CFO

FOR IMMEDIATE RELEASE:

Gazit-Globe Reports Third Quarter 2013 Financial Results

Same Property NOI grew by 3.4%. Occupancy remained strong at 95.0%

4.7% Increase in annual dividend to NIS 1.80 per share in 2014

TEL-AVIV, ISRAEL; November 20, 2013—Gazit-Globe (NYSE; TSX; TASE: GZT), one of the world’s leading multi-national real estate companies focused on acquisition, development and redevelopment of supermarket-anchored shopping centers in major urban markets, announced today its financial results for the third quarter ended September 30, 2013.

References to the “Group” relate to Gazit-Globe’s consolidated statements. References to the “Company” relate to Gazit-Globe’s stand-alone financial statements. Unless otherwise stated, financial information included in this press release relates to the “Group”.

Highlights:

•	NOI for the quarter decreased by 8% to NIS 854 million (U.S.$ 241 million), compared to NIS 928 million (U.S.$ 262 million) in the same quarter last year. Excluding the effect of changes in exchange rates, the NOI increased by 2% compared to the same quarter last year

•	FFO for the quarter increased by 4% to NIS 147 million (U.S.$ 42 million), or NIS 0.83 per share (U.S.$ 0.23), compared to NIS 142 million (U.S.$ 40 million), or NIS 0.86 per share (U.S.$ 0.24), in the same quarter last year

•	Investments during the quarter totaled NIS 542 million (U.S.$ 153 million). The group recycled capital from the divestitures of non-core assets in the amount of NIS 153 million (U.S.$ 43 million)

•	Same Property NOI for the nine months ended September 30, 2013 grew by 3.4%, compared to same period last year

•	Occupancy rate as of September 30, 2013 reached 95.0%, compared to 95.0% as of December 31, 2012 and 94.9% as of September 30, 2012

•	Shareholders’ equity as of September 30, 2013 totaled NIS 8,186 million (U.S.$ 2,314 million), or NIS 46.6 per share (U.S.$ 13.18), compared to NIS 7,849 million (U.S.$ 2,219 million), or NIS 47.5 per share (U.S.$ 13.43), as of December 31, 2012, and to NIS 8,321 million (U.S.$ 2,353 million), or NIS 50.4 per share (U.S.$ 14.25), as of September 30, 2012

•	EPRA NAV per share as of September 30, 2013 was NIS 53.0 (U.S.$ 14.98) compared to NIS 56.9 per share (U.S.$ 16.09) as of December 31, 2012, and to NIS 59.7 (U.S.$ 16.88) as of September 30, 2012

•	As of September 30, 2013, the Group had liquid balances and unutilized revolving credit facilities in the amount of NIS 9.1 billion (U.S.$ 2.6 billion) of which NIS 2.4 billion (U.S.$ 0.7 billion) is at the Company level

•	As of September 30, 2013, net debt to total assets (LTV) was 55.2%, compared to 56.1% as of December 31, 2012, and to 55.6% as of September 30, 2012

•	The Company’s Board of Directors declared a dividend policy for 2014 of a minimum quarterly dividend payment of NIS 0.45 per share, representing an annualized dividend of NIS 1.80 per share, to be distributed as of the first quarter of 2014, representing growth of 4.7% over the 2013 dividend

Roni Soffer, President of Gazit-Globe: “We have concluded another strong quarter with a 3.4% increase in same property NOI and an high average occupancy of 95.0%. As a result of our strategy in recent years to focus on large urban markets with strong demographics, we continued to grow and enhance our dominance in these regions. Our ownership of prime located, large A-type properties has increased substantially in the last five years. We have ample liquidity, a strong balance sheet and we are well positioned to take advantage of suitable business opportunities both in existing and new markets” concluded Mr. Soffer.

Financial Highlights for the third quarter 2013:

•	Rental income decreased by 7% to NIS 1,251 million, compared to NIS 1,352 million in the third quarter of 2012. Excluding the effect of changes in exchange rates, rental income increased by 3% compared to the same quarter last year

•	NOI decreased by 8% to NIS 854 million, compared to NIS 928 million in the third quarter of 2012. Excluding the effect of changes in exchange rates, the NOI increased by 2% compared to the same quarter last year

•	FFO increased by 4% to NIS 147 million, or NIS 0.83 per share, compared to NIS 142 million, or NIS 0.86 per share, in the third quarter of 2012

•	Net income attributable to the Company’s shareholders totaled NIS 334 million, or NIS 1.89 per share, compared to NIS 187 million, or NIS 1.06 per share, in the third quarter of 2012

•	Cash flow from operating activities totaled NIS 413 million, compared to NIS 568 million in the third quarter of 2012. The decrease resulted mainly from non-recurring dividend income in 2012, generated from the disposition of 12 Royal Senior Care senior housing properties

•	Occupancy rate as of September 30, 2013 reached 95.0%, compared to 95.0% as of December 31, 2012 and 94.9% as September 30, 2012. Occupancy rate as of September 30, 2013 was 93.9% in North America, 96.5% in Europe and 98.2% in Israel

•	The fair value gain from investment property and investment property under development was NIS 113 million compared to NIS 441 million in the third quarter of 2012

•	Shareholders’ equity as of September 30, 2013 totaled NIS 8,186 million, or NIS 46.6 per share, compared to NIS 7,849 million, or NIS 47.5 per share, as of December 31, 2012, and to NIS 8,321 million, or NIS 50.4 per share, as of September 30, 2012

Financial Highlights for the nine months ended September 30, 2013:

•	Rental income reached NIS 3,877 million, compared to NIS 3,879 million in the same period of 2012. Excluding the effect of changes in exchange rates, rental income increased by 6% compared to the same period last year

•	NOI decreased by 1% to NIS 2,602 million, compared to NIS 2,633 million in the same period of 2012. Excluding the effect of changes in exchange rates, the NOI increased by 5% compared to the same period last year

•	Same Property NOI grew by 3.4%, resulting from an increase of 2.8% in the same-property NOI from North America, a 3.9% increase in same-property NOI from Europe and a 2.9% increase in same-property NOI from Israel

•	FFO increased by 11% to NIS 438 million, or NIS 2.58 per share, compared to NIS 395 million, or NIS 2.40 per share, in the same period of 2012

•	Net income attributable to the Company’s shareholders totaled NIS 739 million, or NIS 4.34 per share, compared to NIS 733 million, or NIS 4.23 per share, in the same period of 2012

•	Cash flow from operating activities totaled NIS 572 million, compared to NIS 963 million in the same period of 2012. The decrease resulted mainly from non-recurring items such as the cost of unwinding of derivatives for the purpose of refinancing and the dividend income generated from the disposition of 12 Royal Senior Care senior housing properties in 2012

Acquisition, Development and Redevelopment Activities:

•	During the nine months ended September 30, 2013, the Group’s investments totaled NIS 2,032 million, including the acquisition of 8 income-producing properties totaling 44 thousand square meters and adjacent land parcels for future development totaling NIS 899 million. The Group also invested NIS 1,133 million in development, redevelopment and expansion projects

•	In addition, Citycon completed the acquisition of the Kista Galleria shopping center in Stockholm, Sweden, together with a JV partner (50%) for approximately EUR 530 million

•	During the nine months ended September 30, 2013, the Group sold non-core assets in the amount of NIS 1.8 billion

•	As of September 30, 2013, the Group had 10 properties under development with a gross leasable area of 205 thousand square meters and 34 properties under redevelopment with a gross leasable area of 205 thousand square meters with a total investment of NIS 3,402 million. The additional cost to complete the properties under development and redevelopment totals NIS 1,359 million

Financing Activities:

•	During the nine months ended September 30, 2013, the Group raised NIS 1.0 billion in equity and approximately NIS 6.8 billion in debentures and convertible debentures (including ATR issuances)

•	The average cost of debt during the nine months ended September 30, 2013 was 5.0% compared to 5.2% during the same period of 2012

•	The Company’s Board of Directors declared a quarterly cash dividend of NIS 0.43 per share payable on December 30, 2013 to shareholders of record as of December 16, 2013, which represents an annualized projected dividend per share of NIS 1.72

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ACCOUNTING AND OTHER DISCLOSURES

The Company believes that publication of FFO, which is computed according to EPRA guidance, more correctly reflects the operating results of the Company, since the Company’s financial statements are prepared in line with IFRS. In addition, publication of FFO provides a better basis for the comparison of the Company’s operating results in a particular period with those of previous periods and also provides a uniform financial measure for comparing the Company’s operating results with those published by other European property companies.

In addition, pursuant to the investment property guideline issued by the Israel Securities Authority in January 2011, FFO is to be presented in the “Description of the Company’s Business” section of the annual report of investment property companies on the basis of the EPRA criteria.

As clarified in the EPRA and NAREIT position papers, the EPRA Earnings and the FFO measures do not represent cash flows from operating activities according to accepted accounting principles, nor do they reflect the cash held by a company or its ability to distribute that cash, and they are not a substitute for the reported net income. Furthermore, it is clarified that these measures are not audited by the Company’s independent auditors.

CONFERENCE CALL/WEB CAST INFORMATION

Gazit-Globe will host a conference call and webcast in English on Wednesday, November 20, 2013 at 5:00 pm Israel Time/ 3:00 pm UK Time/ 10:00 am Eastern Time, to review the third quarter 2013 financial results. Shareholders, analysts and other interested parties can access the conference call by dialing 1 866 966 9439 (U.S./Canada) or 0800 694 0257 (U.K.) or +44 (0) 1452 555 566 (International) or 1 809 216 057 (Israel) or on the Company’s website www.gazit-globe.com.

For those unable to participate during the call, a replay will be available for future review on Gazit-Globe’s website under Investor Relations.

About Gazit-Globe

Gazit-Globe is one of the largest owners, developers and operators of supermarket-anchored shopping centers in major urban markets around the world. In addition, the Company is active in North America in the healthcare real estate sector. Gazit-Globe is listed on the New York Stock Exchange (NYSE: GZT), the Toronto Stock Exchange (TSX: GZT) and the Tel Aviv Stock Exchange (TASE: GZT) and is included in the TA-25 and Real-Estate 15 indices in Israel. Gazit-Globe owns and operates 584 properties in more than 20 countries, with a gross leasable area of approximately 6.7 million square meters and a total value of more than US$21 billion.

FOR ADDITIONAL INFORMATION

A comprehensive copy of the Company’s annual report is available on Gazit-Globe website at www.gazit-globe.com

Investors Contact: IR@gazitgroup.com, Media Contact: press@gazitgroup.com

Gazit-Globe Headquarters, Tel-Aviv, Israel, Tel: +972 3 6948000 / New York Office, Tel: +1 212 897 9741

FORWARD LOOKING STATEMENTS

This release may contain forward-looking statements within the meaning of applicable securities laws. In the United States, these statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve a number of known and unknown risks and uncertainties, many of which are outside our control, that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks detailed in our public filings with the SEC and the Canadian Securities Administrators. Except as required by applicable law, we undertake no obligation to update any forward-looking or other statements herein, whether as a result of new information, future events or otherwise.

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Below please find excerpts from our quarterly Report. For our full third quarter 2013 Financial Report in English, please go to http://www.gazitglobe.com/financial-reports.

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	September 30,		December 31,
	2013	2012	2012
	NIS in millions
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	748	1,421	1,683
Short-term investments and loans	752	466	538
Marketable securities at fair value through profit or loss	150	110	87
Available-for-sale securities	11	22	14
Financial derivatives	92	78	81
Trade receivables	769	731	744
Other accounts receivable	255	359	216
Inventory of buildings and apartments for sale	691	686	712
Income taxes receivable	15	14	15

	3,483	3,887	4,090
Assets classified as held for sale	573	1,301	1,482

	4,056	5,188	5,572

NON-CURRENT ASSETS
Equity-accounted investees	5,909	4,829	4,713
Other investments, loans and receivables	828	607	713
Available-for-sale financial assets	349	358	339
Financial derivatives	1,191	826	929
Investment property	53,836	55,941	55,465
Investment property under development	2,470	3,623	2,806
Non-current inventory	23	23	23
Fixed assets, net	164	187	187
Goodwill	93	106	100
Other intangible assets, net	20	18	17
Deferred taxes	181	221	198

	65,064	66,739	65,490

	69,120	71,927	71,062

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CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	September 30,		December 31,
	2013	2012	2012
	NIS in millions
LIABILITIES AND EQUITY
CURRENT LIABILITIES
Credit from banks and others	286	429	351
Current maturities of non-current liabilities	2,308	4,565	2,382
Financial derivatives	44	12	12
Trade payables	895	822	914
Other accounts payable	1,263	1,318	1,256
Advances from customers and buyers of apartments	284	263	257
Income taxes payable	38	59	52

	5,118	7,468	5,224
Liabilities attributed to assets held for sale	54	176	168

	5,172	7,644	5,392

NON-CURRENT LIABILITIES
Debentures	22,218	17,764	18,500
Convertible debentures	1,283	1,281	1,197
Interest-bearing loans from financial institutions and others	14,037	17,899	19,433
Financial derivatives	180	483	472
Other financial liabilities	201	339	346
Employee benefit liability, net	6	9	7
Deferred taxes	2,986	2,995	3,066

	40,911	40,770	43,021

EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY
Share capital	229	218	219
Share premium	4,289	3,799	3,805
Retained earnings	5,216	4,541	4,699
Foreign currency translation reserve	(1,685)	(282)	(913)
Other reserves	158	66	60
Loans granted to purchase Company’s shares *)	—	—	—
Treasury shares	(21)	(21)	(21)

	8,186	8,321	7,849
Non-controlling interests	14,851	15,192	14,800

Total equity	23,037	23,513	22,649

	69,120	71,927	71,062

*)	Represents an amount of less than NIS 1 million.

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CONDENSED CONSOLIDATED STATEMENTS OF INCOME

	Nine months ended September 30,		Three months ended September 30,		Year ended December 31,
	2013	2012	2013	2012	2012
	NIS in millions (except per share amounts)
Rental income	3,877	3,879	1,251	1,352	5,249
Property operating expenses	1,275	1,246	397	424	1,705

Net operating rental income	2,602	2,633	854	928	3,544

Revenues from sale of buildings, land and construction works performed	1,320	1,335	372	403	1,749
Cost of buildings sold, land and construction works performed	1,214	1,267	337	382	1,665

Gross profit from sale of buildings, land and construction works performed	106	68	35	21	84

Gross profit	2,708	2,701	889	949	3,628
Fair value gain from investment property and investment property under development, net	504	1,472	113	441	1,913
General and administrative expenses	(428)	(476)	(135)	(149)	(648)
Other income	187	168	180	43	164
Other expenses	(55)	(40)	(1)	(23)	(47)
Company’s share in earnings of equity accounted investees, net	164	279	59	125	299

Operating income	3,080	4,104	1,105	1,386	5,309
Finance expenses	(1,732)	(1,763)	(579)	(666)	(2,214)
Finance income	378	86	74	41	120

Profit before taxes on income	1,726	2,427	600	761	3,215
Taxes on income (tax benefit)	121	458	(6)	115	681

Net income	1,605	1,969	606	646	2,534

Attributable to:
Equity holders of the Company	739	733	334	187	957
Non-controlling interests	866	1,236	272	459	1,577

	1,605	1,969	606	646	2,534

Net earnings per share attributable to equity holders of the Company (NIS):
Basic net earnings	4.36	4.44	1.90	1.13	5.80

Diluted net earnings	4.34	4.23	1.89	1.06	5.59

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FFO (EPRA Earnings)

The table below presents the calculation of the Company’s FFO, computed according to the directives of EPRA and the guidelines of the Israel Securities Authority, and its FFO per share for the stated periods:

	For the 9 months ended September 30		For the 3 months ended September 30		For the year ended December 31
	2013	2012	2013	2012	2012
NIS in millions (other than per share data)	NIS in millions (other than per share data)
Net income attributable to equity holders of the Company for the period	739	733	334	187	957
Adjustments:
Fair value gain from investment property and investment property under development, net	(504)	(1,472)	(113)	(441)	(1,913)
Capital loss (gain) on sale of investment property and investment property under development	39	(3)	(1)	(16)	5
Changes in the fair value of financial instruments including derivatives, measured at fair value through profit or loss	(292)	111	(46)	76	(36)
Adjustments with respect to equity-accounted investees	6	(107)	2	(60)	(43)
Loss from decrease in interest in investees	10	3	—	2	4
Deferred taxes and current taxes with respect to disposal of properties	103	440	(9)	106	668
Gain from bargain purchase	(173)	(134)	(173)	(15)	(134)
Acquisition costs recognized in profit or loss	5	20	3	14	26
Loss from early redemption of interest-bearing liabilities and financial derivatives	145	6	—	4	147
Non-controlling interests’ share in above adjustments	141	611	36	229	685

Nominal FFO	219	208	33	86	366

Additional adjustments:
CPI and exchange rates linkage differences	163	134	107	52	94
Depreciation and amortization	12	12	4	4	16
Adjustments with respect to equity-accounted investees	14	2	(5)	(13)	2
Other adjustments[1]	30	39	8	13	55

FFO according to the management approach	438	395	147	142	533

Basic FFO according to the management approach per share (in NIS)	2.58	2.40	0.83	0.86	3.23

Diluted FFO according to the management approach per share (in NIS)	2.58	2.40	0.83	0.86	3.23

Number of shares used in the basic FFO calculation[2] (in thousands)	169,518	164,837	175,785	164,848	164,912

Number of shares used in the diluted FFO calculation (in thousands)	169,754	164,968	176,024	164,978	165,016

[1]	Income and expenses adjusted against the net income for the purpose of calculating FFO, which include expenses from extra-ordinary legal proceedings not related to the reporting periods, expenses arising from one-time payments relating to the termination of engagements with senior Group officers and also income and expenses from operations not related to income-producing property.
[2]	Number of issued shares (weighted average for the period)

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